October 2010


To Our Bernstein
Mutual Fund Shareholders

The enclosed material pertains to an upcoming shareholder vote--in particular, the election of members to the Funds' Boards of Directors. For the mutual funds you hold, we've included a proxy statement(s) providing details on the vote, along with a proxy card(s) containing specific voting instructions.

Your vote is important, and we encourage you to vote promptly. In order to facilitate the voting process, a Bernstein representative may call you if we do not receive your ballot within the next few weeks. Please note that Bernstein recommends a vote for the proposals.

We appreciate your attention to this important Fund matter. Should you have any questions about the proposals or the voting process, please feel free to contact your Bernstein Advisor.




                                     (LOGO)
                                   BERNSTEIN
                            Global Wealth Management